SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen Tollefsen Business Law P.C. 2707 Colby Ave., Ste. 1116 Everett, WA 98201 (425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1

Purpose of Amendment

     The purpose of this amendment is to amend and supplement the information contained in Item 3 and add additional exhibits to Item 9 of the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by ITEX Corporation on January 11, 2008 and subsequently amended (collectively, the “Statement”).

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

 The information contained in Item 3 is hereby amended and supplemented by the addition of the following new paragraphs:

On February 28, 2008, ITEX Corporation increased the compensation of Steven White, Chief Executive Officer. Mr. White will receive an annual base salary of $150,000 for serving as CEO. Mr. White currently is not compensated for his services as ITEX’s interim Chief Financial Officer. Mr. White is also eligible to receive cash or stock bonuses on a recurring or nonrecurring basis in amounts determined by the Compensation Committee, and to participate in any benefit programs applicable to eligible employees generally that are adopted by the Board of Directors. Mr. White is employed at will and does not have an employment contract.

On February 28, 2008, the Compensation Committee of the Board of Directors approved, and ITEX and Mr. White entered into a Change of Control Agreement. The Change in Control Agreement defines the benefits Mr. White would receive in connection with a “change of control,” as defined in the agreement, or change in control events coupled with the loss of his employment. If eligible, upon a change of control Mr. White would receive a lump sum payment equal to one times his base salary and immediate vesting of all equity-based compensation. Upon termination of his employment either (i) by the Company without “cause,” or (ii) by Mr. White for “good reason” (as these terms are defined in the agreement) after a change in control occurs, Mr. White would receive a severance payment equal to two times his base salary. He would also receive a continuation of health and insurance benefits if the severance payment is made over a severance period rather than as a lump sum payment. The severance payment may be reduced if it would otherwise be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax. Under the agreement, Mr. White is subject to certain non-competition and non-solicitation provisions, and payment of severance benefits is conditioned upon his execution of a release of claims in favor of the Company.

The foregoing description of the Change of Control Agreement is qualified in its entirety by reference to the agreement which is filed as Exhibit 10.15 to our Quarterly Report on Form 10-Q filed on March 3, 2008 and incorporated herein by reference.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(9)	Press release issued by ITEX on February 28, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q, as filed on March 3, 2008)

(a)(10)	Press release issued by ITEX on March 3, 2008

(e)(7)	Change of Control Agreement, dated as of February 28, 2008, between ITEX and Steven White (incorporated by reference to our Quarterly Report on Form 10-Q, as filed on March 3, 2008)

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

	By:	/s/ Steven White
Date: March 3, 2008		Steven White
Chairman of the Board
Chief Executive Officer

3

ITEX ANNOUNCES RESULTS FOR SECOND QUARTER OF 2008

Net cash provided by operating activities increases 141%

Revenue increases 14%

Bellevue, WA - March 3, 2008 - ITEX Corporation (OTCBB: ITEX), The Membership Trading CommunitySM, a leading marketplace for cashless business transactions in North America, today filed its Form 10-Q with the Securities and Exchange Commission and announced its results for its 2008 second quarter ended January 31, 2008.

“We are pleased to report a 14% increase in second quarter revenue over the same quarter last year. Increased revenue positively impacted net cash provided by operating activities which increased a remarkable 141% for our second quarter over the same quarter last year,” said Steven White, Chairman and CEO. “The second quarter is historically strong due to holiday events and year-end business spending. Contributing to this quarter’s results are our three corporate-managed offices that are showing steady increases in enrollment and transaction volume.”

“Quarter after quarter, we have been able to report positive net cash provided by operating activities. During the second quarter, we received 87% of our net payments from our Marketplace members electronically, via credit card or electronic funds transfer (EFT). EFT enables us to collect payments sooner and lessens the likelihood of non-payments. Strong cash flow has been an important component in helping us complete three key acquisitions, buy back and retire our common stock, and pursue initiatives to increase future revenues.”

White continued, “Several of our revenue initiatives over the last twelve months are beginning to gain traction, including our hiring of an industry veteran as our national sales manager and engaging a seasoned new member registration individual in our Chicago location. Expenses for corporate salaries, wages and employee benefits and selling, general and administrative have increased over last year as we invest in new revenue generating activities; however, as a percentage of revenue these expenses have trended downward from 41% in 2003 to 22% today. While continuing to refine and enhance our current initiatives, we will be devoting resources to our newest revenue generating initiative, Software as a Service (SaaS), which we announced last week. We believe the SaaS program launch has great potential. The Board and I are committed to taking proactive and measured steps to strengthen and enhance the value of your company.”

Second Quarter 2008 Highlights

•
Revenue was $4,175,000 in 2008 compared to $3,665,000 for the second quarter in 2007, a 14% increase. Revenue for first six months of 2008 was $8,028,000 compared to $7,455,000 in the same period in 2007, an 8% increase.

•
For the quarter and six month period, we generated revenue from our acquisition of Intagio assets of $352,000 and $639,000, respectively, and $119,000 and $211,000 in organic growth from existing operations, respectively.

•
Net cash provided by operating activities for the second quarter increased to $1,018,000 from $423,000 for the same period in 2007, a 141% increase. For the six month period ended January 31, 2008, net cash provided by operating activities increased 31% to $1,785,000 from $1,367,000 for the same period in 2007.

•	Stockholders’ equity increased $413,000 or 3% to $12,754,000 at January 31, 2008 from October 31, 2007.

•	Cash and cash equivalents increased to $1,091,000 at January 31, 2008 from $254,000 at October 31, 2007.

•
Income from operations excluding the non-cash items of stock-based compensation, depreciation and amortization was $671,000 or 4 cents per share for the second quarter of 2008 and $1,128,000 or 6 cents per share for the six month period of 2008.

•	New member registrations increased 28% to 632 in the second quarter from 492 in the same period last year, and for the six month periods, registrations increased 19% to 1,588 from 1,333.

•
We acquired a 15% equity position in MyTypes, Inc., a Seattle-based technology and small business blogging company. As part of our collaboration, we engaged two MyTypes senior software engineers, for a limited time, to work on our Search Engine Optimization (SEO) and Search Engine Marketing (SEM) initiatives.

•	We retained two top Chicago marketing firms - The Goodness Company and Sigale Public Relations - to provide additional, professional assistance to our franchisees.

•
We dismissed a defamation complaint we had filed in September 2006 upon execution of a stipulated judgment payable to us in the sum of $100,000 contingent on certain, future events. There was no impact to earnings or the balance sheet for this judgment.

•	Subsequent to the end of our second quarter, we acquired a membership list of approximately 400 member businesses in Cleveland, Ohio.

White added, “As our success and visibility increases, we expect to become more attractive to the investment community, as evidenced by the recent invitations to present at the Roth Capital 20th Annual Growth Stock Conference in February and the upcoming Montgomery Technology Conference in mid March. Meanwhile, as we expected, the hostile tender offer is getting little attention from shareholders. Income from operations for our second quarter includes our expenses associated with responding to this tender offer.”

ITEX has elected to file this quarter’s report on Form 10-Q, rather than on Form 10-QSB, in advance of the implementation deadline for the SEC’s new disclosure rules for smaller reporting companies. ITEX Corporation’s report on Form 10-Q can be found at www.sec.gov.

About ITEX

ITEX, The Membership Trading Community SM, is a thriving community of member businesses buying and selling more than $270 million a year in ITEX dollar transactions. Member businesses increase sales through an exclusive distribution channel managed by franchisees, licensees and corporate-owned locations, by utilizing ITEX dollars to exchange goods and services. ITEX is powered by ITEX Payment Systems, the leading payment technology platform for processing cashless business transactions. ITEX is headquartered in Bellevue, WA.

Contact:
Alan Zimmelman
ITEX Corporation
425.463.4017
alan@itex.com

For more information, please visit www.itex.com
This press release contains forward-looking statements that involve risks and uncertainties concerning our expected performance (as described without limitation in the quotations from current management in this release) and comments within the safe harbor provisions established under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of our future performance. We believe that these potential risks and uncertainties include, without limitation: the continuing development of successful marketing strategies for our concepts; our ability to increase revenues and sustain profitability; the availability of adequate working capital; our dependence both on key personnel and our franchise network; and the effect of changes in the overall economy and in technology. Statements in this release should be evaluated in light of these factors. These risk factors and other important factors that could affect our business and financial results are discussed in our periodic reports and filings with the Securities and Exchange Commission, including our Forms 10-KSB and Forms 10-QSB, which are available at www.sec.gov., including under the caption, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” All information set forth in this release is as of March 3, 2008, and ITEX undertakes no duty to update this information.

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In United States dollars in thousands, except par value)
	January 31, 2008 (unaudited)	July 31, 2007
ASSETS

Total current assets	3,042	3,936

Long-term assets	12,837	10,368

Total assets	15,879	14,304

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	2,810	1,955

Long term liabilities	315	19

Total liabilities	3,125	1,974

Total Stockholders' equity	12,754	12,330

Total liabilities and stockholders' equity	15,879	14,304

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In United States dollars and ITEX dollars in thousands, except per share amounts)

	Three Months ended Janaury 31
	2008 (unaudited)	2007 (unaudited)
Revenue
Marketplace revenue	$4,136	$3,665
ITEX dollar revenue	39	-
	4,175	3,665

Cost and expenses:
Costs of Marketplace revenue	2,756	2,470
Corporate salaries, wages and employee benefits	413	369
Selling, general and administrative	373	224
Depreciation and amortization	151	74
	3,693	3,137

Income from operations	482	528

Other income (expense):
Net interest	6	23
Other	-	(1)
	6	22

Income before income taxes	488	550

Income tax expense	175	215
Net Income	$313	$335

Net income per common share
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

Average common and equivalent shares
Basic	17,567	17,885
Diluted	17,754	18,264

Supplemental information:
ITEX dollar activity included in costs and expenses:
Cost of Marketplace revenue	$-	$-
Corporate salaries, wages and employee benefits	-	-
Selling, general and administrative	39	-
Depreciation and amortization	-	-
	$39	$-